April 20, 2006


via U.S. Mail
Mr. James Briscoe
President and Chief Executive Officer
Liberty Star Gold Corp.
2766 N. Country Club Road
Tucson, Arizona 85716


Re:	Liberty Star Gold Corp.
      Registration Statement on Form SB-2
      Filed March 23, 2006
      File No. 333-132667


Dear Mr. Briscoe:

      We have limited the review of your filing to those issues identified in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. Advise us whether Cornell Capital Partners LP has any
discretion
with respect to its right to deduct fees as set forth in Section
2.3
at any closing in the event that the company has failed to pay the fees outlined in Section 2.3. Also clarify whether the investor would have any discretion not to purchase or accept shares due to any failure of the company to meet the closing conditions regarding fees that are described in Section 2.3.

2. We refer you to Section 7.2 (c) of the Standby Equity
Distribution
Agreement. Confirm that upon the filing of a post-effective amendment that addresses the issues related to any such "fundamental changes" and provided the other conditions of the agreement are met, the investor would remain obligated under the terms of the Standby Equity Distribution Agreement.

3. Please revise to update the financial statements and related disclosure included in the registration statement.

Selling Shareholders, page 19

4. Please identify in the selling shareholder table the natural persons who exercise voting and/or investment power over each of the entities listed in the table. Refer to Interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the 1997 CF Manual of Publicly Available Telephone Interpretations.

5. On page 19 of the disclosure you indicate that none of the selling shareholders is a registered broker-dealer or an affiliate of a registered broker-dealer. However, on page 21, you disclose that Newbridge Securities Inc. is a registered broker dealer. Please revise to address and clarify this inconsistency.

Where you can find more information, page 47

6. Please revise to disclose the correct address of the Securities and Exchange Commission at 100 F Street N.E. Washington, DC 20549.

Undertakings, Part II

7. Revise your undertakings so that they are consistent with the requirements of Item 512 of Regulation S-B.



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Mellissa Campbell Duru, at (202) 551-3757 or, in her absence, Timothy Levenberg, Special Counsel at (202) 551-3707 with any questions.


							Sincerely,




							H. Roger Schwall
							Assistant Director

cc: 	via facsimile
	Bernard Pinsky, Esq.
	(604) 687-6314

Mr. James Briscoe
Liberty Star Gold Corp
April 20, 2006
page 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010